UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NexTier Oilfield Solutions Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

65290C105

(CUSIP Number)

April 20, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65290C105	Page 2

1.	Names of Reporting Persons Alamo Frac Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13G constitutes an exit filing for the Reporting Person as the Reporting Person owns less than 5% of the shares of Common Stock of the Issuer.

CUSIP No. 65290C105	Page 3

Item 1(a). Name of Issuer

NexTier Oilfield Solutions Inc., a Delaware corporation

Item 1(b). Address of the Issuer’s Principal Executive Offices

3990 Rogerdale, Houston, TX 77042

Item 2(a). Name of Person Filing

Alamo Frac Holdings, LLC

Item 2(b). Address of the Principal Business Office or, if none, Residence:

1101 N. Little School Rd., Arlington, TX 76017

Item 2(c). Citizenship

Texas

Item 2(d). Title of Class of Securities

Common Stock, Par Value $0.01 Per Share

Item 2(e). CUSIP Number

65290C105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4. Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for the Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

CUSIP No. 65290C105	Page 4

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

ALAMO FRAC HOLDINGS, LLC

By:	/s/ Michael Joseph McKie
Name:	Michael Joseph McKie
Title:	President